[DDCSH LETTERHEAD]
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                  Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



September 9, 2005



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   GALAXY ENERGY CORPORATION
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 FILED AUGUST 9, 2005 FILE NO. 333-126310

Dear Mr. Schwall:

On behalf of Galaxy Energy Corporation (the "Company"), Amendment No. 2 to the registration statement on Form S-3, File No. 333-126310 is being filed. By this letter, we are responding on behalf of Galaxy Energy Corporation (the "Company") to comments received by telephone from Tim Levenberg and Mellissa Campbell Duru on August 24, 2005.

COMMENT: Mr. Levenberg and Ms. Duru essentially asked the same comment that was issued in the correspondence of July 28, 2005, regarding the broker-dealer affiliations of the selling stockholders.

RESPONSE: The Company hereby advises the Staff that all of the selling stockholders listed in the first table who are affiliates of registered broker-dealers are so identified in that table appearing on pages 11 through 13 of the prospectus. Their affiliate status and the fact that such persons acquired their warrants as compensation for investment banking services and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities has been noted in footnote 5 to that table.

The Company hereby advises the Staff that AG Offshore Convertibles, Ltd. has advised the Company that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it is an affiliate of a registered broker-dealer due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer that is an affiliate of such selling stockholder was not involved in the purchase of the convertible notes and has not been and will not be involved in the ultimate sale of the

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
September 9, 2005
Page 2



underlying common stock, (v) it purchased the convertible notes in the ordinary course of its business, and (vi) at the time such selling stockholder purchased the convertible notes, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly. The Company has revised the Plan of Distribution discussion on page 17 to include statements to the effect of clauses (v) and (vi) above.

We advised you in our prior letter as to the status of HFTP Investment L.L.C., Gaia Offshore Master Fund, Ltd. and Caerus Fund Ltd.

COMMENT: Mr. Levenberg and Ms. Duru asked for a simpler presentation of the number of shares covered by the prospectus.

RESPONSE: See the prospectus cover page and a new introductory paragraph on page 10.

COMMENT: Mr. Levenberg and Ms. Duru asked the Company to confirm that it has filed or incorporated by reference all documents required to be filed as exhibits.

RESPONSE: The Company hereby confirms that it has filed or incorporated by reference all documents required to be filed as exhibits to this registration statement.

Please contact the undersigned if you have any further questions.

Sincerely,


/s/ FAY M. MATSUKAGE


Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Wheeler Wasoff, P.C.
         Hein & Associates LLP